Exhibit 99.1

UTStarcom Announces Disengagement from its Auditor

HONG KONG, January 19, 2017 (GLOBE NEWSWIRE) -- UTStarcom (NASDAQ:UTSI), a global telecommunications infrastructure provider, today announced that it ceased its relationship with its current auditor, GHP Horwath, P.C. (“GHP”). The relationship was concluded at the request of GHP as its partners and employees have joined another accounting firm, Crowe Horwath LLP.

Eric Lam, UTStarcom’s Vice President of Finance, commented, “We thank the team at GHP for their support during our engagement. We want to emphasize that this change is due to GHP partners and employees joining another accounting firm, and GHP will not be providing accounting services in the future”.

Both the Company and GHP stated that there are no disagreements regarding any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Company intends to announce the appointment of a new auditor for fiscal 2016 in the near future.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ:UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Tokyo, Japan; San Jose, USA; Hangzhou, China; Delhi and Bangalore, India. For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, IR Director

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong +1 (415) 489-2195

ralph@blueshirtgroup.com